

June 6, 2011

Via Facsimile
Joel A. Ronning
Chief Executive Officer
Digital River, Inc.
9625 West 76th Street
Eden Prairie, MN 55344

> **Re: Digital River, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 24, 2011**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2011**
> **Filed May 6, 2011**
> **File No. 000-24643**

Dear Mr. Ronning:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue, page 38

1.   Refer to the first paragraph of this section wherein you describe the reasons for the changes in revenue between 2010 compared to 2009 and 2008, respectively. Presuming that you are referring to 2010 compared to 2009 when you state that revenue decreased

by "$89.6 million compared to the prior year," you do not quantify the offsetting increases that lessened the impact of the Symantec loss. For example, you disclose that "excluding Symantec, revenue increased 17.0% for 2010, compared to the prior year." You also disclose five further drivers of changes in revenue between 2009 and 2010: increased traffic, growth in the number of consumer electronic clients, growth in [y]our digital software business and expanded strategic marketing activities with a larger number of clients, all of which were partially offset for foreign currency losses between the years.

    a. Where two or more sources of a material change have been identified the dollar amounts for each source that contributed to the change should be disclosed. In this regard, please ensure that your disclosures throughout this section quantify and describe significant components and sources that contributed to a material change. For example, consider disclosing the amount of revenue arising from your Microsoft arrangements that offset some of the revenue loss as it appears to be a material driver of changes in net revenue during the periods presented. Refer to Section III.B of SEC Release 33-8350.

    b. Further, you did not provide explanations or quantifications for the changes in revenue between 2008 and 2009. Refer Item 301, Instructions to Paragraph 303(A) of Regulation S-K.

    c. The comment also applies to your discussion of Results of Operations included in your reports on Forms 10-Q. In this regard, for the quarterly period ended March 31, 2011, you disclose a decrease in current quarter revenue of $10.2 million due to the loss of Symantec and offsetting increases in revenue due to the same five components noted above in relation to your annual revenue changes. Ensure future filings appropriately quantify these changes, including the quantification of revenue attributable to Microsoft arrangements.

Liquidity and Capital Resources, page 41

2.   We note from your risk factor disclosures that a "significant portion of your cash and marketable securities are held in non-U.S. domiciled countries, primarily Ireland and Germany." Please tell us what consideration you have given to disclosing the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries. In this regard, consider disclosing the amount of investments that are currently held by your foreign subsidiaries and disclose the impact of repatriating the undistributed earnings of foreign subsidiaries. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Notes to Consolidated Financial Statements

Litigation, page 86

3.   We note your statement that "because of the uncertainty inherent in litigation, it is possible that unfavorable resolutions of these lawsuits, proceedings and claims could

exceed the amount we have currently reserved for these matters." Please clarify whether this statement means that a loss in excess of the amount reserved is reasonably possible. Explain how the use of "possible" is consistent with the ranges outlined in ASC 450-20 and the related disclosure requirements.

4. You state that the outcome of various matters will not have a "material adverse effect" on your "business, consolidated financial position, results of operations, or cash flows." It is unclear whether the phrase "material adverse" represents a higher threshold than the term "material." Also, it is unclear whether you omitted the statement of comprehensive income and statement of changes in owners' equity for a particular reason. Please revise this language in future filings to ensure that your disclosures provide information in the context of that which is material to your financial statements, rather than any variation thereof, and provide us with your proposed disclosure.

12. Segment Information, page 89

5. We note that you "view [y]our operations and manage [y]our business as one reportable segment." You also refer "factors used to identify [y]our single operating segment." Please demonstrate how you have determined that you have a single operating segment. In this regard, we note significant discussion in your periodic Earnings Conference calls and various conference presentations suggesting distinct product groups with differing revenue contributions, growth rates, margins and outlooks. In this regard, it appears that Software, Consumer Electronics (CE), Games and World Payments have emerged as separate vertical spaces that are discussed independently of the company's performance as a whole during your presentations.

    Please explain how your chief operating decision maker (CODM) can assess performance and make decisions regarding the allocation of resources by viewing operations at a single segment level. Tell us whether the CODM and/or the Board of Directors receives information by vertical space, and if so, what this information consists of.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen G. Krikorian
Accounting Branch Chief